
05044196



SEC MAIL
RECEIVED
SEC
PROCESSING
NOV 28 2005
WASH. D.C.
192
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SEC FILE NUMBER
8- 41803

SEC ... MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 01, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Hudson Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway
(No. and Street)

New York, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter D. Willner, CPA
(Name — if individual, state last, first, middle name)

25 Mohegan Trail, Saddle River, NJ 07458
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CH 1/23/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yuet Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Hudson Financial Group, Inc., as of September 30 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn before me this 23rd day of November 2005 personally came Yuet Wong

Hermena Smith

HERMENA SMITH Notary Public
NOTARY PUBLIC STATE OF NEW YORK
NO. 01SM5035561
EXPIRATION DATE NOVEMBER 7TH 2006

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HUDSON FINANCIAL GROUP, INC.

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDING

SEPTEMBER 30, 2004 AND 2005

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Hudson Financial Group, Inc.
New York, N. Y.

We have audited the accompanying statements of financial condition of FIRST HUDSON FINANCIAL GROUP, INC. as of September 30, 2005 and September 30, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIRST HUDSON FINANCIAL GROUP, INC. as of September 30, 2005 and September 30, 2004 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 17, 2005
New York, N. Y.


Peter D. Willner, C.P.A.

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
First Hudson Financial Group, Inc.
New York, N. Y.

We have examined the financial statements of FIRST HUDSON FINANCIAL GROUP, INC. as of September 30, 2005 and September 30, 2004 and have issued our report thereon dated November 17, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and rule 17a-5(g)(1) of the Securities and Exchange Commission. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining an internal control structure and the relevant practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structures, practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives under rule 17a-5(g). Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, practices and procedures, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in rule 17a-5(g)(1) of the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 and September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



November 17, 2005
New York, New York

Peter D. Willner, C.P.A.

FIRST HUDSON FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2005 AND 2004

	September 30, 2005		September 30, 2004	
ASSETS				
Cash	$	5,614	$	15,991
Receivable from brokers and dealers		157,097		156,919
Total current assets	$	162,711	$	172,910
Fixed Assets & Leasehold Improv., Net (note 3)	$	76,888	$	66,157
Other assets		69,320		57,820
Total Assets	$	308,919	$	296,887
LIABILITIES				
Accounts payable and accrued expenses	$	82,458	$	93,895
Total Liabilities	$	82,458	$	93,895
STOCKHOLDERS' EQUITY				
Common Stock, 200 no par shares, authorized, 110 shares issued and outstanding	$	456,314	$	421,314
(Deficit)/Retained Earnings		(229,853)		(218,322)
Total Stockholders' Equity	$	226,461	$	202,992
Total Liabilities and Stockholders' Equity	$	308,919	$	296,887

The accompanying notes are an integral part of these financial statements.

FIRST HUDSON FINANCIAL GROUP, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED

SEPTEMBER 30, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 2,704,508	$ 1,874,789
Other revenue	12	38,917
Total Revenue	$ 2,704,520	$ 1,913,706
EXPENSES		
Employee compensation and benefits	1,577,513	1,064,254
Commissions	288,277	185,778
Regulatory fees	98,334	115,703
Telephone	85,939	103,636
Professional fees	103,053	14,698
Supplies	12,271	11,813
Travel	2,430	2,490
Rent	98,764	67,715
Miscellaneous	339,287	241,312
Stock exchange lease	94,617	282,917
Entertainment	13,070	22,469
Promotional expenses	2,496	1,170
Total Expenses	$ 2,716,051	$ 2,113,955
(Loss) from operations	$ (11,531)	$ (200,249)
Basic and diluted income per share (note 5)	$ (104.83)	$ (2,002.49)

The accompanying notes are an integral part of these financial statements.

FIRST HUDSON FINANCIAL GROUP, INC.

STATEMENT OF

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common Stock	Retained Earnings	2005	2004
Stockholders' Equity, beginning	$ 421,314	$ (218,322)	$ 202,992	$ 285,241
Add: Additional Capital Contribution	35,000		35,000	118,000
Corporate Net Income(Loss)		(11,531)	(11,531)	(200,249)
Stockholders' Equity, ending	$ 456,314	$ (229,853)	$ 226,461	$ 202,992

The accompanying notes are an integral part of these financial statements.

FIRST HUDSON FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$ (11,531)	$ (200,249)
Add back non-cash charges to income:		
Depreciation expense & amortization of leasehold improvements	5,219	5,219
Adjustments to reconcile net income to net cash provided by (used by) operating activities:		
(Increase) decrease in operating assets:		
(Increase) in receivables from brokers and dealers	(178)	(126,281)
(Increase) in other asssets	(11,500)	(17,836)
Increase (decrease) in operating liabilities:		
Increase (Decrease) in accounts payable and accrued expenses	(11,437)	67,375
Net cash (used by) operating activities	$ (29,427)	$ (271,772)
ACQUISITION OF FIXED ASSETS & LEASEHOLD IMPROVEMENTS:		
Purchase of fixed assets	$ 15,950	$ (49,369)
Construction of Leasehold Improvements	-	(22,007)
	$ 15,950	$ (71,376)
FINANCING ACTIVITIES:		
Increase in Capital Contributed	$ 35,000	$ 118,000
	$ 35,000	$ 118,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS:	$ (10,377)	$ (225,148)
CASH AND CASH EQUIVALENTS, beginning of year	15,991	241,139
CASH AND CASH EQUIVALENTS, end of year	$ 5,614	$ 15,991

The accompanying notes are an integral part of these financial statements.

First Hudson Financial Group, Inc.
Notes to Financial Statements
For the Years Ended September 30, 2005 and 2004

1. ORGANIZATION AND NATURE OF BUSINESS

FIRST HUDSON FINANCIAL GROUP, INC. was established in August 1989 as an institutional brokerage service. The Company is a member of the New York Stock Exchange.

2. SIGNIFICANT ACOUNTING POLICIES

Basis of presentation:
The Company is engaged in a single line of business in the securities brokerage industry.

Securities transactions:
Securities transactions are recorded on a settlement date basis.

Fixed assets and depreciation:
Fixed assets are carried at cost, net of accumulated depreciation. Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the assets.

Leasehold improvements and amortization:
Leasehold improvements are recorded at cost net of accumulated amortization. Amortization of leasehold improvements is provided on a straight-line basis over the remaining term of the lease.

Cash and cash equivalents:
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

	2005	2004
Furniture and equipment, at cost	$65,319	$49,369
Less: Accumulated depreciation	(7,052)	(3,526)
Fixed assets, net	$58,267	$45,843
Leasehold improvements	$22,007	$22,007
Less: Accumulated amortization	(3,386)	(1,693)
Leasehold improvements, net	$18,621	$20,314
Total Fixed Assets and Leasehold Improvements	$76,888	$66,157

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2005, the Company had net capital of $80,253 which was $74,756 in excess of its required net capital of $5,497. The Company's aggregate indebtedness to net capital was 103%.

5. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are the same as basic earnings per share because the Company has issued no dilutive potential common shares.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the company has to purchase or sell the financial instrument underlying the contract at a loss. All transactions involving the execution and settlement of customer securities with trade dates of September 28, 29 and 30, 2005 were settled without incident or exception.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rental for office space are approximately as listed below:

Year ending September 30,	Total
2006	100,980
2007	124,556
2008	132,288
2009	132,288
Thereafter	66,140

This lease contains a renewal option and escalation clauses. Rent expense for the fiscal year ended September 30, 2005 aggregated $98,764.

FIRST HUDSON FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2005

Computation of Net Capital

Total capital from statement of financial condition	$ 226,461
Total non-allowable assets	(146,208)
Net capital	$ 80,253

Computation of Basic Net Capital Requirement

Minimum net capital required by 6 2/3% of $82,458	$ 5,497
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,497
Excess net capital	$ 74,756
Excess net capital at 1000%	$ 72,007

Computation of Aggrregate Indebtedness

Total A.I. Liabilities	$ 82,458
Percentage of aggregate indebtedness to net capital	103%

A reconciliation with the company's computation of net capital as would have been reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

FIRST HUDSON FINANCIAL GROUP, INC.
FINANCIAL STATEMENT AVAILABILITY
PURSUANT TO RULE 418-15
OF THE NEW YORK STOCK EXCHANGE

Pursuant to rule 418-15 of the New York Stock Exchange, these financial statements and operation report has been made or will be made available to all members or allied members of the organization.



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